Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-120077
January 25 2008

Below is the text of a press release released by Centerline Holding Company.

AT THE COMPANY
Brenda Abuaf, Director of Corporate Communications
(800) 831-4826

CENTERLINE CAPITAL GROUP CLOSES CONVERTIBLE PREFERRED SHARE
INVESTMENT AND ANNOUNCES DETAILS OF RIGHTS OFFERING

NEW YORK, NY – January 25, 2008 – Centerline Holding Company (NYSE: CHC), today announced the closing of the private placement of the $131.2 million convertible preferred share investment with Related Companies.  The Company also announced the terms of the previously disclosed rights offering which will enable Centerline’s shareholders to invest in the same convertible preferred shares at the same purchase price paid by Related Companies.

The convertible preferred shares, designated as 11.0% Cumulative Convertible Preferred Shares, Series A-1, have a liquidation preference of $11.70 per share and a conversion price of $10.75 per share.  The convertible preferred shares will pay cash distributions at a rate of 11% per annum, subject to declaration by the Board of Trustees.

Pursuant to the rights offering, the Company will distribute non-transferable rights to subscribe for and purchase up to 11,216,628 convertible preferred shares to holders of record of common shares, preferred shares and other securities that are convertible into common shares or entitled to distributions or voting rights as of February 4, 2008, the record date for offering (the “Record Date”).  Related Companies will not participate in the rights offering, but will backstop the rights offering by retaining 100 percent of any convertible preferred shares not subscribed for in the offering.

Under the terms of the rights offering, each such security holder will receive one right for each common share or common share equivalent owned on the Record Date.  Rights holders will be entitled to purchase one convertible preferred share at a subscription price of $11.70 per share for each six rights they own.  The rights offering will expire at 5:00 p.m., Eastern Standard Time on February 20, 2008, unless extended at the discretion of the Company.  Rights that are not exercised by the expiration of the offering will expire.

The Company will redeem from Related Companies a number of convertible preferred shares equal to that number of shares which are subscribed for through the rights offering, with Related Companies retaining any convertible preferred shares not subscribed for by the Company’s other security holders.

Centerline has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the potential offering of equity securities to which this communication relates. A prospectus supplement (together with the accompanying base prospectus, the “Prospectus”) and subscription certificates relating to the rights offering will be filed with SEC and mailed to security holders on or about February 4, 2008.  Before you invest, you should read the Prospectus, the documents incorporated by reference therein and other documents Centerline has filed with the SEC for more complete information about Centerline and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Centerline will arrange to send you the Prospectus if you request it by calling Centerline’s Corporate Communications department directly at (800) 831-4826, or by emailing Centerline at info@centerline.com.

This announcement is neither an offer to sell nor a solicitation of an offer to buy the securities in any state where the offer or sale is not permitted.  The rights offering will only be made by means of a prospectus supplement and accompanying base prospectus. The rights to be distributed to the security holders will not be transferable and do not contain oversubscription provisions permitting subscription of additional shares.

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About the Company
Centerline Capital Group, a subsidiary of Centerline Holding Company (NYSE:CHC), is an alternative asset manager with a core focus on real estate and more than $11.6 billion of assets under management.  Centerline is headquartered in New York, New York and has over 500 employees in nine offices throughout the United States. For more information, please visit Centerline's website at http://www.centerline.com or contact the Corporate Communications Department directly at (800) 831-4826.
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Certain statements in this document may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in Centerline Holding Company's most recent Annual Report on Form 10-K and in its other filings with the Securities and Exchange Commission, and include, among others, adverse changes in real estate markets; competition with other companies; interest rate fluctuations; general economic and business conditions; environmental/safety requirements; changes in applicable laws and regulations; our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments; risk of default associated with the mortgage revenue bonds and other securities held by us or our subsidiaries; risks associated with providing credit enhancement; risk of loss under mortgage loan loss sharing agreements; risk of loss from direct and indirect investments in CMBS; the risk that relationships with key investors and developers may not continue; our ability to generate fee income may not continue; and risks related to the form and structure of our financing arrangements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements speak only as of the date of this document. Centerline Holding Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Centerline Holding Company's expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.